EX-99.77J REVALUATN

Exhibit 77(j)(b) – NAV Errors

On July 11, 2006, a 2 for 1 stock split for a holding in the Teberg Fund was not booked by USBFS Fund Accounting.  The result was an NAV understatement of $0.06.  The error was caught the following morning and a corrected NAV was submitted to NASDAQ for the Fund.  As there were no shareholder transactions for July 11th the Fund did not experience a gain or loss.

On February 13, 2007, USBFS Fund Accounting posted a reverse stock split for a holding in the Teberg Fund.  The reverse stock split should have been applied on December 15, 2006, however, the information was not available until February 13, 2007.  The result for the period December 15, 2006 to February 12, 2007, was an NAV overstatement of $0.00 to $0.02 or a net gain to the Teberg Fund of $9,812.  At no time, was the NAV error greater than ½% of the Fund’s NAV.

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended March 31, 2007, reclassifications were recorded to decrease undistributed net investment income by $102 and to increase accumulated realized gains by $102 in the Teberg Fund.

The reclassifications have no effect on net assets or net asset value per share.